[LETTERHEAD OF DIASENSE, INC.]


March 16, 2007

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Tom Jones

     RE: Diasense, Inc.
         Preliminary Information Statement
         Filed March 2, 2007
         File No.: 0-26504

Dear Mr. Jones,

     This letter is in response to your letter of March 13, 2007 regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. We are also enclosing a marked copy of the revised Preliminary Information Statement for your convenience.

     1.   The  reverse   split  is  not  the  first  step  in  a  going  private
          transaction. The Issuer's plans do not include any decision to return to being a private company.

     2. The reference to "this special treatment" was erroneously included in the Preliminary Information Statement and this wording will be deleted from the Definitive Information Statement.

     3. The use of $.05 for fractional shares is a figure used commonly in similar transactions and has no particular significance.

     4. The factors used to determine the parameters of a reverse split are the total number of stockholders, the average number of shares held by stockholders, the total number of outstanding shares and the desired configuration needed to reorganize and recapitalize the Issuer.

Securities and Exchange Commission
Page 2
3/16/2007


     5. The proposed reverse split will not affect the number of authorized shares or the number of shares that are available for issuance after considering all shares reserved for options, warrants and any other commitments.

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


Diasense, Inc.


by: /s/ Glenn A. Little
   -----------------------------
   Glenn A. Little, President

                              INFORMATION STATEMENT

                                 DIASENSE, INC.
                              211 WEST WALL STREET
                              MIDLAND, TEXAS 79701
                              VOICE: (432) 682-1761
                            FACSIMILE: (432) 682-2560

     This information statement is circulated to advise the stockholders of Diasense, Inc. (the "Company") of actions to be taken without a meeting upon the written consent of the holders of a majority of the outstanding shares of the Voting Capital Stock of the Company. Management is not soliciting proxies because a sufficient number of shares have provided written consent to the actions.

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY.

The matters upon which action is being taken are:

     1. To reverse split the currently issued and outstanding common stock (the "Common Stock") of the Company on a 12,500 shares for 1 share basis, with fractional shares paid in cash at the rate of ($.05) cents for each fractional share.

     Stockholders holding shares representing 50.2% of the votes entitled to be cast at a meeting of the Company's stockholders consented in writing to the proposed actions. The approval by the stockholders will not become effective until 20 days from the date of mailing of this Information Statement to our stockholders.

     The Company's Board of Directors approved these actions on February 28, 2008 and recommended that the Company effect the reverse split of its currently issued and outstanding Common Stock . The anticipated effective date will be approximately 20 days after the mailing of this Information Statement to our stockholders.

     If the proposed actions were not adopted by written majority stockholder consent, it would have been necessary for these actions to be considered by the Company's stockholders at a Special Stockholder's Meeting convened for the specific purpose of approving the actions.

     The elimination of the need for a special meeting of the stockholders to approve the actions is authorized by Section 78.320 of the Nevada General Corporation Law, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less than the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to
Section 78.320 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to reverse split the Company's outstanding Common Stock. In a special meeting and in order to effect the reverse split as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority stockholders of the Company.


     The date on which this Information Statement was first sent to the stockholders is on, or about March 30, 2007 The record date established by the Company for purposes of determining the number of outstanding shares of voting capital stock of the Company was February 20, 2007, (the "Record Date").

OUTSTANDING VOTING STOCK OF THE COMPANY

     As of the Record Date, there were 22,105,051 shares of Common Stock issued and outstanding. The Common Stock constitutes the outstanding class of voting securities of the Company. Each share of Common Stock entitles the holder to one
(1) vote on all matters submitted to the stockholders.

     None of the persons who have been directors or officers of the Company at any time since the beginning of the last fiscal year, nor any associate of any such persons, has any interest in the matters to be acted upon. No director of the Company has informed the registrant in writing that he intends to oppose any action to be taken by the Company. No proposals have been received from security holders.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the Record Date, the name and the number of voting shares of the Company, no par value, held of record or was known by the Registrant to own beneficially more than 5% of the 22,105,051 voting shares issued and outstanding, and the name and shareholdings of each officer and director individually and of all officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                   Amount and Nature
Title of     Name and Address of    of Beneficial     Percentage     Percent of
 Class       Beneficial Owner (1)     Ownership        of Class    Voting Shares
 -----       --------------------     ---------        --------    -------------

Common     Glenn A. Little (2)        11,100,000         50.2%          50.2%
           211 West Wall Street
           Midland, Texas 79701

Common     Officers, Directors and    11,100,000         50.2%          50.2%
           Nominees as a Group:
           1 person

----------
1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Common Stock (b) investment power with respect to the Common Stock which includes the power to dispose or direct the disposition of the Common Stock.

(2)  Sole Officer and Director of the Company

NO DISSENTER'S RIGHTS

     Under Nevada Law, any dissenting stockholders are not entitled to appraisal rights with respect to the Amendment, and we will not independently provide stockholders with any such right.

PURPOSE AND EFFECT OF THE ACTIONS

REASONS FOR THE REVERSE SPLIT OF OUR COMMON STOCK

     Our Board of Directors believes that the proposed reverse stock split will make our capital structure more attractive to prospective business ventures in the event we locate one or more business opportunities. Although it is generally expected that a reverse split will result in a proportionate increase in the market price of the split shares, because of lack of trading in our shares there can be no assurance that our Common Stock will trade at a multiple of 12,500 times our current price, or that any price increase will be sustained. If the market price of our stock declines after the implementation of the reverse split, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would be the case in the absence of the reverse split. Further, the fact that we have no revenue, and no assets may impact our stock price and the ability to liquidate your shares.

     In addition, our shares are subject to Rule 15g-1 through Rule 15g-9, of the Securities Exchange Act of 1934 which provides, generally, that for as long as the bid price for the shares is less than $5.00, they will be considered low priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. Under certain circumstances, the purchaser may enjoy the right to rescind the transaction within a certain period of time.
 Consequently, so long as the Common Stock is a designated security under the Rule, the ability of broker-dealers to effect certain trades may be affected adversely, thereby impeding the development of a meaningful market in the Common Stock. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

     Our stock is considered a penny stock. A penny stock is generally a stock that:

     -    is not listed on a national securities exchange or Nasdaq,
     -    is listed in "pink sheets" or on the NASD OTC Bulletin  Board,
     -    has a price per share of less than  $5.00 and
     -    is issued by a company with net tangible assets less than $5 million.

     The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

     -    determination of the purchaser's investment suitability,
     -    delivery of certain information and disclosures to the purchaser, and
     - receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

     Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. Because our Common Stock is subject to the penny stock trading rules,

     - such rules may materially limit or restrict the ability to resell our common stock, and
     - the liquidity typically associated with other publicly traded equity securities may not exist.


     The expected date of the Reverse Split is April 20, 2007.


     The possibility exists that the reduction in the number of outstanding shares will adversely affect the market for our Common Stock by reducing the relative level of liquidity. Consequently, there can be no assurance that the reverse split will result in a proportionate increase in the value of the shares.

     As part of the reverse stock split, the par value of our common stock will remain unchanged. While the aggregate par value of our outstanding Common Stock will be decreased, our additional paid-in capital will be increased by a corresponding amount. Therefore, the reverse split will not affect our total stockholders' equity. All share and per share information will be retroactively adjusted to reflect the reverse split for all periods presented in our future financial reports and regulatory filings.

     As a matter of regulatory compliance, we are sending you this Information Statement which describes the purpose and effect of the actions and Amendment. Your consent to the actions and Amendment is not required and is not being solicited in connection with this action. This Information Statement is intended to provide our stockholders information required by the rules and regulations of the Securities Exchange Act of 1934.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ATTACHED MATERIAL IS FOR INFORMATIONAL PURPOSES ONLY.

                                      By Order of the Board of Directors


                                      /s/ Glenn A. Little
                                      ----------------------------------
                                      Glenn A. Little, President


March 16, 2007